2004 Q4 and Annual Results

Presented by

Eric Meurice, President and CEO

Peter Wennink, Executive Vice President and CFO

Veldhoven, January 19, 2005

Safe Harbor

"Safe Harbor" Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors, the
principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

/ Slide 2

Agenda

Financial summary

ASML accomplishments 2004

Market environment and ASML outlook

Business strategy

Summary

/ Slide 3

Financial summary

/ Slide 4

Total revenues M€

2673

1589

1959

318

1180

830

179

0

500

1000

1500

2000

2500

3000

2000

2001

2002

2003

759

609

351

820

H2

H1

Q1

Q2

Q3

Q4

1493

329

370

526

1543

2004

453

616

1070

611

2465

785

Q4 2002 includes M€138 SAB 101 revenues

/ Slide 5

Sales per model

2003

1H

2003

2H

2004

1H

2004

2H

New scanners

200 mm

       i

-

line

4

11

20

20

       Krf (248 nm)

30

27

33

2

6

       Arf (193 nm)

3

1

1

0

       Total 200 mm scanners

37

39

54

4

6

300 mm

       i

-

line

2

0

4

7

       Krf (248 nm)

12

14

2

5

50

       Arf (193 nm)

3

17

15

14

       Total 300 mm scanners

17

31

44

71

Total scanners

54

70

98

11

7

New steppers

       i

-

line

1

0

1

0

       Krf (248 nm)

0

1

0

0

Total steppers

1

1

1

0

Used systems

19

24

31

35

TOTAL

74

95

130

152

/ Slide 6

Revenue breakdown: H2 2004

Value per type

Value per technology

Scanners

300 mm

70%

Scanners
200 mm
25%

248 nm

64%

193 nm

21%

Value per region

Value per end-use

U.S.

16%

Foundry

49%

Memory

26%

Taiwan

35%

IDM

25%

Korea

14%

365 nm

15%

China

10%

Singapore

12%

Europe

11%

Steppers

5%

Japan

2%

Numbers have been rounded for readers’ convenience.

/ Slide 7

Overview historical financials consolidated M€

3 months ended Dec

12 months ended Dec

31

ASML

2003

2004

2003

2004

Net sales

526

100.0%

785

100.0%

1543

100.0%

2465

100.0%

Gross profit

150

28.5%

308

39.2%

369

23.9%

906

36.7%

R&D costs

76

14.4%

75

9.5%

287

18.6%

331

3

13.4%

SG&A costs

46

8.7%

52

6.6%

2

37

1

15.4

%

196

2

7.9%

Operating income from continuing

operations

28

5.3%

181

23.0%

(155)

(10.0%)

379

15.4

%

Net income from continued ops.

16

3.0%

109

13.8%

(125)

(8.1%)

235

3

9.6

%

Net income from discont. ops.

-

-

(36

)

(3.8%)

-

Total n

et income

16

3.0%

109

13.8%

(160)

(10.3%)

235

3

9.6

%

/ Slide 8

1  SG&A costs include restructuring expenses of M€ 24

2  SG&A costs include a positive adjustment of M€ 6 for restructuring expenses

3  ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:

    - an increase of M€ 49 in our R&D costs and consequently a decrease in operating income from continuing operations
    - a decrease of M€ 33 in our total net income

Key financial trends 2004

Profit & Loss Statement

M€

Q1 04

Q2 04

Q3 04

Q4 04

2004

Units

58

7

2

71

81

282

Sales

453

616

610

785

2465

Gross margin

Gross margin %

146

32.2%

220

35.6%

232

38.1%

308

39.2%

906

36.7%

Recurring R&D

70

69

69

75

283

SG&A

42

50

52

52

196

Recurring ope

rating income

Operating income %

34

7.6%

101

16.3%

112

18.4%

181

23

.0

%

428

17.3

%

License cost

49

49

Net income

Net income %

21

4.55

%

65

10.6%

41

6.7%

109

13.8

%

235

9.6%

/ Slide 9

Numbers have been rounded for readers’ convenience.

Cash flow M€

3 months ended

Dec

31

12 months ended

Dec

31

2003

2004

2003

2004

Net income from cont. operations

16

109

(125)

235

Depreciation and amortization

45

21

157

9

3

Effects of changes in assets and liabilities

199

(129)

500

(77)

Cash flow from

recurring

operations

260

1

533

251

1

License cost

-

(49)

-

-

Cash flow from investing activities

(15)

(27)

(49)

(60)

Cash flow from financing activities

(314)

1

(68)

19

Cash flow from discontinued operations

27

-

13

-

Effect of changes in exchange rates on cash

(34)

(13)

(69)

(9)

Net cash flow

(76)

(88)

359

200

/ Slide 10

1

Cash flow used for license costs for the year ended December 31 2004 is included in net income from continued operations.

Numbers have been rounded for readers’ convenience.

Cash cycle improvement

DSO, DPO and Inventory days 2000 - 2004

(calculated based on quarterly earnings releases)

-

50

100

150

200

250

300

350

DSO

108

116

102

88

73

54

63

58

59

57

Inv days

166

180

176

264

258

220

195

175

134

163

133

DPO

38

46

37

51

46

35

42

48

41

44

47

Cash Conversion

237

249

241

337

301

259

207

190

151

178

143

2000

2001

2002

Q1 03

Q2 03

Q3 03

Q4 03

Q1 04

Q2 04

Q3 04

Q4 04

/ Slide 11

Balance sheet as of December 31, 2004 M€

ASSETS

Dec 2003

Dec 200

4

Cash and cash equivalents

1028

35.8%

1228

37.9%

Accounts receivable, net

314

10.9%

503

15.5%

Inventories, net

595

20.8%

718

22.1%

Other assets

193

6.7%

203

6.3%

Tax assets

375

13.1%

256

7.9%

Fixed assets

363

12.7%

336

10.3%

TOTAL ASSETS

2868

100%

3244

100%

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities

676

23.5%

802

24.7%

Tax liability

180

6.3%

212

6.6%

Long term debts

871

30.4%

838

25.8%

Shareholders’ equity

1141

39.8%

1392

42.9%

TOTAL LIABILITIES

& SHAREHOLDERS’ EQUITY

2868

100%

3244

100%

/ Slide 12

Numbers have been rounded for readers’ convenience.

Financial accomplishments 2004

Growth

Record quarterly revenues of €785 million

Shipments increased 68% year-on-year from 168 to 282 systems

Sales revenue increased 60% year-on-year

New system ASP grew from M€8.4 in Q1 to M€10.7 in Q4

Profitability

Achieved targets for TWINSCANTM cost of goods reduction

Improved gross margin from 24% to 37% year-on-year

OPEX flat in spite of steep revenue growth

Improved operating margin from -10% to +15.4% year-on-year

Lowered breakeven point from 160 to 130 machines

Liquidity

Generated approx. €200 million in cash

Improved cash conversion days by 31% Q4 03 to Q4 04

/ Slide 13

ASML accomplishments 2004

/ Slide 14

Market momentum

Source: ASML MCC

0

50

100

150

200

250

300

350

400

1996

1997

1998

1999

2000

2001

2002

2003

2004

2005

2006

2007

0.0%

10.0%

20.0%

30.0%

40.0%

50.0%

60.0%

70.0%

80.0%

Europe

USA

Korea

Taiwan

RoA

ASML revenue share (%)

Excludes the impact of SVG acquisition in years prior to 2001

/ Slide 15

Market accomplishments 2004

Gained market share momentum

Reinforced market position with top semiconductor
manufacturers

Supplied to 80% of the top 20 semiconductor company
spenders

Made further inroads in Japan, gaining our fourth
customer - Matsushita

Achieved top rating in VLSI Research’s annual customer
satisfaction survey, surpassing every litho competitor

/ Slide 16

Technology accomplishments 2004

Ramp up of 0.85-NA, high throughput 193-nm/ArF
technology: 18 shipments since Q2 2004

Rapid transition of advanced ArF systems to smaller
footprint and cost effective XT platform

Introduced immersion for early customer process
development: 3 shipments in Q4 – 8 tools in backlog

/ Slide 17

Immersion working on the fab floor

Shipped volume capable production tools to U.S., Europe, Asia

/ Slide 18

First SCANNING
image on Oct 7, 2003

First yield IMMERSION
Microprocessor

Dec 2004

Market environment and ASML outlook

/ Slide 19

Semiconductor units continue to slide

Source: WSTS

6

8

10

12

14

16

18

20

22

24

15

20

25

30

35

40

45

Semiconductors WW Dollars

Semiconductors WW Dollars 3MMA

Semiconductors WW Units

Semiconductors WW Units 3MMA

/ Slide 20

Utilization drops in Q3 with indications of further
reduction in Q4

Source: SICAS

Capacity utilization by technology

40%

50%

60%

70%

80%

90%

100%

MOS>=0.7µm

MOS<0.7µm to >=0.4µm

MOS<0.4µm to >=0.3µm

MOS<0.3µm

MOS<0.3µm to >=0.2um

MOS<0.2 um

MOS<0.2 um >=0.16um

MOS<0.16um

/ Slide 21

Strong demand leading to decreasing inventory

Source: WSTS, VLSI Research, MCC

End user demand
stronger than
anticipated

IC unit sales and inventory

-

2.0

4.0

6.0

8.0

10.0

12.0

0.0

5.0

10.0

15.0

20.0

25.0

30.0

35.0

40.0

45.0

50.0

IC Inventory (VLSI Research, #)

3MMA IC Sales corrected for inventory (#)

3MMA WW IC Sales (#)

IC end user consumption - (est.)

/ Slide 22

2005 semiconductor revenue growth forecasts

Industry analyst expectations for 2005

9%

5%

5%

5%

1%

0%

-6%

-6%

-15%

-10%

-5%

0%

5%

10%

15%

VLSI Research

Semico

Dataquest

iSupply

WSTS

SIA

In-Stat

IC Insights

Average analyst estimate 1.5%

Source: ASML MCC, industry analysts data

/ Slide 23

450

500

-10

-5

0

5

10

15

Litho system requirements as function of
forecasted semiconductor sales revenue growth

Source: ASML MCC, industry analysts data

Analyst semiconductor sales revenue growth (%)

Theoretical WW litho systems requirements calculated by ASML based upon analyst semiconductor revenue growth forecast range

High estimate

Low estimate

/ Slide 24

Backlog: litho units and value

Used systems

New and used systems

New systems

/ Slide 25

Backlog as of December 31, 2004

New Systems

Used Systems

Total Backlog

Units

Value

M€ 1664

M€ 27

M€ 1691

ASP

M€ 14.0

M€ 2.2

M€   12.9

Numbers have been rounded for readers’ convenience.

Backlog

Backlog

119

12

131

80% of unit backlog carry H1 customer request dates

Note: Indicative forecast as customer order push-outs are always possible if overall semiconductor demand were not to materialize as expected

/ Slide 26

Backlog lithography per December 31, 2004

Total value M€ 1691

Value per type

Value per technology

Scanners

300 mm

90%

Scanners 200 mm
9%

248 nm

31%

193 nm

63%

Value per region

Value per end-use

U.S.

29%

R&D

3%

Foundry

23%

Memory

49%

Taiwan

16%

IDM

25%

Korea

32%

365 nm

6%

China

4%

Singapore

8%

Europe

9%

Steppers

1%

Japan

2%

Numbers have been rounded for readers’ convenience.

/ Slide 27

Outlook summary

Semiconductor sales correction ongoing, reducing
inventory to standard levels

ASML backlog supports solid H1 2005; plan to ship 60
systems in Q1 05, with an ASP of approx. M€ 10.7

However, limited H2 visibility leads to a focus on
managing flexibility for short-term up or down demand
scenarios

/ Slide 28

Business strategy

/ Slide 29

2005 priorities to maximize growth, profitability and
liquidity

Two short-term strategic initiatives

Drive up litho market share

Further reinforce position with top customers

Focus on the Japanese market

Take decision on FPD

Three execution focuses

Technological leadership

Lead-time differentiation

Cost competitiveness

/ Slide 30

Company focus 2005

Maintain technology leadership

Continued leadership in  throughput, overlay and imaging
with TWINSCAN XT platform

Immersion ramp

Highest NA ArF tool XT:1400 on the market

Large backlog for “dry” XT:1400s

Immersion version deliveries to start in Q3 2005

4th generation immersion tool (hyper NA) to deliver
early 2006

EUV prototype tools committed

/ Slide 31

Company focus 2005 continued

Create significant lead-time differentiation

Cycle time reduction

Critical inventory management: internal/external

Hi-flex work-force

Customer program: “lead-time for value”

Strengthen cost competitiveness

Continued Cost of Goods reduction

Introduction of highly competitive mid-critical layer tools

Manufacturing cost reduction

/ Slide 32

Summary

A strong backlog

A low visibility

A strategy for Growth, Liquidity and Profitability,
around execution on Technology, Lead-time and Cost

/ Slide 33

Commitment